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                             October 6, 2023

       Ivy Zhen
       Chief Financial Officer
       MicroCloud Hologram Inc.
       Room 302, Building A, Zhong Ke Na Neng Building,
       Yue Xing Sixth Road, Nanshan District,
       Shenzhen, People   s Republic of China 518000

                                                        Re: MicroCloud Hologram
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed September 22,
2023
                                                            File No. 333-274650

       Dear Ivy Zhen:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-3 filed September 22, 2023

       Cover Page

   1. It appears that the officers, directors and significant shareholders hold 91.25% of the
                                                        50,812,035 ordinary
shares but you indicate that 30,696,307 ordinary shares are held by non-affiliates. Please
tell us how you calculated your public float and the number of shares held by
non-affiliates.
       Prospectus Summary, page 1

   2. In your summary of risk factors, disclose the risks that your corporate structure and being based in China poses to
investors. For example, specifically discuss risks arising from the legal system in China,
including risks and uncertainties regarding the enforcement of laws and that rules and
regulations in China can change quickly with little advance notice; and
                                                        the risk that the
Chinese government may intervene or influence your operations at any
 Ivy Zhen
MicroCloud Hologram Inc.
October 6, 2023
Page 2
       time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
Signatures, page 58

3. Please revise to have your registration statement signed by your controller or principal accounting officer. If Bei Zhen, the chief financial officer, also serves as the controller or principal accounting officer, the signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form F-3. Exhibits

4.     Please file an amended registration statement with a dated and signed
auditor   s consent.
       See Item 601(b)(23) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                               Sincerely,
FirstName LastNameIvy Zhen
                                                               Division of
Corporation Finance
Comapany NameMicroCloud Hologram Inc.
                                                               Office of
Technology
October 6, 2023 Page 2
cc:       Greg Lavelle
FirstName LastName